Exhibit 16.1



January 7, 2004

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. We have read the first four paragraphs of Item 4 as they relate to Travis, Wolff & Company, LLP included in the Form 8-K dated January 6, 2004 of Phase III Medical, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


Travis, Wolff & Company, LLP

cc:  Mr. Mark Weinreb, Chief Executive Officer
     Phase III Medical, Inc.